Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: SJW Group

Commission File No.: 1-08966

Subject Company: Connecticut Water Service, Inc.

Commission File No.: 0-08084

SJW GROUP ANNOUNCES 2018 FIRST QUARTER FINANCIAL RESULTS

SAN JOSE, CA, April 25, 2018 – SJW Group (NYSE: SJW) today reported financial results for the first quarter ended March 31, 2018. SJW Group net income was $1.3 million for the quarter ended March 31, 2018, compared to $3.7 million for the same period in 2017. Diluted earnings per share were $0.06 and $0.18 for the quarters ended March 31, 2018 and 2017, respectively. Diluted earnings per share includes $0.19 per share from recurring operations offset by $0.13 per share related to the Company’s proposed merger with Connecticut Water Company.

Operating revenue was $75.0 million for the quarter ended March 31, 2018 compared to $69.0 million in 2017. The $6.0 million increase in revenue was primarily attributable to $6.3 million in higher customer usage, $6.1 million in cumulative rate changes, and $377,000 in revenue from new customers. The increase was partially offset by a $2.7 million change in the net recognition of certain other balancing and memorandum accounts primarily due to $1.2 million related to the outcome of our cost of capital proceeding and $933,000 related to the implementation of the Tax Act, $2.5 million in lower revenue recorded in our Water Conservation Memorandum Account, $1.4 million related to a redistribution of certain customer accounts between residential and business customers for the year ended December 31, 2016 recorded in the first quarter of 2017, and $221,000 in lower revenue from our real estate operations.

Water production expenses for the quarter ended March 31, 2018 were $30.4 million compared to $26.5 million in 2017, an increase of $3.9 million. The increase in water production expenses was attributable to $2.5 million in higher customer water usage, $2.3 million in higher per unit costs for purchased water, groundwater extraction and energy charges, and $482,000 related to cost-recovery balancing and memorandum accounts, partially offset by $1.4 million due to an increase in the use of available surface water supplies. Operating expenses, excluding water production costs, increased $6.4 million to $37.3 million from $30.9 million. The increase was primarily due to $3.8 million in various costs related to our proposed merger of equals with Connecticut Water Service, Inc., $1.5 million of higher depreciation expenses due to assets placed in service in 2017, $733,000 in higher maintenance and property taxes and other non-income taxes, and $419,000 of higher administrative and general expenses, net of cost-recovery balancing and memorandum accounts.

Other expense and income for the quarter ended March 31, 2018 included a pre-tax unrealized loss of $667,000 related to the change in investment value of California Water Service group stock that was previously recognized in other comprehensive income and now is recognized as part of net income in accordance with Accounting Standards Update 2016-01, “Financial Instruments - Overall.”

The effective consolidated income tax rates were approximately (82%) and 30% for the quarters ended March 31, 2018 and 2017, respectively. The negative effective tax rate for the quarter was primarily due to low income before income taxes generating a tax expense of $159,000, offset by recognition of excess tax benefits of $747,000 relating to share-based payment awards. The Company does not reasonably expect that the recognition of excess tax benefits will have a material impact on the anticipated effective consolidated income tax rate for the year ended December 31, 2018. In addition, the effective tax rate decreased due to the change in the statutory federal income tax rate from 35% to 21% as a result of the Tax Act.

SJW Group is a publicly traded holding company headquartered in San Jose, California. SJW Group is the parent company of San Jose Water Company, SJWTX, Inc., and SJW Land Company. Together, San Jose Water Company and SJWTX, Inc. provide water service to more than one million people in San Jose, California and nearby communities and in Canyon Lake, Texas and nearby communities. SJW Land Company owns and operates commercial real estate investments.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors relating to the proposed transaction with Connecticut Water: (1) the risk that the conditions to the closing of the transaction with Connecticut Water are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Results for a quarter are not indicative of results for a full year due to seasonality and other factors. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, on April 25, 2018, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. These materials are not yet final and will be amended. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by

SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water are available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water. These documents are available free of charge from the sources indicated above.

SJW Group

Suzy Papazian, 408-279-7961

General Counsel and Corporate Secretary

SJW Group

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

(in thousands, except per share data)

	Three months ended March 31,
	2018	2017
REVENUE	$75,042	69,045
OPERATING EXPENSE:
Production Expenses:
Purchased water	15,416	13,924
Power	1,268	1,287
Groundwater extraction charges	9,532	7,410
Other production expenses	4,212	3,859

Total production expenses	30,428	26,480
Administrative and general	11,568	11,149
Maintenance	4,460	3,898
Property taxes and other non-income taxes	3,866	3,695
Depreciation and amortization	13,583	12,119
Merger related cost	3,806	—

Total operating expense	67,711	57,341

OPERATING INCOME	7,331	11,704
OTHER (EXPENSE) INCOME:
Interest expense	(6,052)	(6,057)
Unrealized loss on California Water Service Group stock	(667)	—
Pension non-service cost	(583)	(871)
Other, net	676	463

Income before income taxes	705	5,239
Provision for income taxes	(580)	1,568

SJW GROUP NET INCOME	1,285	3,671
Other comprehensive income, net	—	116

SJW GROUP COMPREHENSIVE INCOME	$1,285	3,787

SJW GROUP EARNINGS PER SHARE:
Basic	$0.06	0.18
Diluted	$0.06	0.18
DIVIDENDS PER SHARE	$0.28	0.22
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	20,561	20,486
Diluted	20,701	20,655

SJW Group

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands)

	March 31, 2018	December 31, 2017
ASSETS
Utility plant:
Land	$17,831	17,831
Depreciable plant and equipment	1,733,449	1,714,228
Construction in progress	54,933	45,851
Intangible assets	15,567	14,413

Total utility plant	1,821,780	1,792,323
Less accumulated depreciation and amortization	566,844	553,059

Net utility plant	1,254,936	1,239,264

Real estate investments	56,213	56,213
Less accumulated depreciation and amortization	11,431	11,132

Net real estate investments	44,782	45,081

CURRENT ASSETS:
Cash and cash equivalents	6,954	7,799
Accounts receivable and accrued unbilled utility revenue	49,584	54,309
Other current assets	4,522	4,750

Total current assets	61,060	66,858

OTHER ASSETS:
Investment in California Water Service Group	3,067	4,535
Regulatory assets, net	97,293	99,554
Other	2,736	2,709

	103,096	106,798

	$1,463,874	1,458,001

SJW Group

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands)

	March 31, 2018	December 31, 2017
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
Common stock	$21	21
Additional paid-in capital	83,986	84,866
Retained earnings	373,823	376,119
Accumulated other comprehensive income	—	2,203

Total stockholders’ equity	457,830	463,209
Long-term debt, less current portion	431,175	431,092

Total capitalization	889,005	894,301

CURRENT LIABILITIES:
Line of credit	39,000	25,000
Accrued groundwater extraction charge, purchased water and purchased power	11,692	14,382
Accounts payable	22,482	22,960
Accrued interest	7,400	6,869
Accrued payroll	3,620	6,011
Other current liabilities	11,166	9,830

Total current liabilities	95,360	85,052

DEFERRED INCOME TAXES	84,442	85,795
ADVANCES FOR CONSTRUCTION AND CONTRIBUTIONS IN AID OF
CONSTRUCTION	245,054	244,525
POSTRETIREMENT BENEFIT PLANS	74,735	72,841
REGULATORY LIABILITY	62,205	62,476
OTHER NONCURRENT LIABILITIES	13,073	13,011

	$1,463,874	1,458,001

* * *

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, on April 25, 2018, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. These materials are not yet final and will be amended. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water are available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water. These documents are available free of charge from the sources indicated above.